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                                                                      EXHIBIT 12
                            FLAGSTAR COMPANIES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN THOUSANDS EXCEPT RATIOS)
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                                               PREDECESSOR                               SUCCESSOR
                                                JANUARY 1      JULY 21 TO                       YEAR ENDED
                                               TO JULY 20,    DECEMBER 31,                     DECEMBER 31,
                                                  1989            1989          1990        1991        1992         1993
Pretax earnings (losses)....................    $  38,421       $(85,333)     $(77,808)   $(85,674)   $(58,358)   $(1,729,384)
Add:
  Net interest expense after capitalized
     interest...............................       62,031        113,851       290,507     294,927     291,910        254,352
  Amortization of debt expense..............          499          3,692        23,807      13,910      11,998         11,815
  Interest factor in rents..................        8,635          6,539        16,424      16,371      17,124         18,900
       Total earnings (losses)..............    $ 109,586       $ 38,749      $252,930    $239,534    $262,674    $(1,444,317)
Fixed charges:
  Gross interest expense before capitalized
     interest...............................    $  62,340       $114,232      $290,993    $295,157    $292,200    $   254,630
  Amortization of debt expense..............          499          3,692        23,807      13,910      11,998         11,815
  Interest factor in rents..................        8,635          6,539        16,424      16,371      17,124         18,900
       Total fixed charges..................    $  71,474       $124,463      $331,224    $325,438    $321,322    $   285,345
Ratio of earnings to fixed charges..........         1.53             --            --          --          --             --
Deficiency in the coverage of fixed charges
  by earnings before fixed charges..........                    $ 85,714      $ 78,294    $ 85,904    $ 58,648    $ 1,729,662
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     For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.